SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2009
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

1

Notice of the

Extraordinary General Meeting

of Shareholders

Notice of Extraordinary General Meeting of Shareholders

February 25, 2009

To our Shareholders

KT will hold an Extraordinary General Meeting of Shareholders on March 27, 2009 as described below.

At the Extraordinary General Meeting, two items will be resolved, including the merger with KT Freetel.

Shareholders holding KT’s common shares as of February 5, 2009 will be entitled to vote at the Extraordinary General Meeting of Shareholders.

I look forward to your participation.

Suk Chae Lee

President and Chief Executive Officer

•	Date and Time: Friday, March 27, 2009 10:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17 Woomyun-dong, Seocho-gu, Seoul, Korea

•	Record Date : February 5, 2009

Matters Requiring Resolution

Agenda No. 1

Approval of Merger Agreement between KT and KT Freetel, Co., LTD.

Pursuant to Article 522 of the Commercial Code (Approval of Merger Agreement), approval of the Merger Agreement with KT Freetel, Co., Ltd. is requested.

•	Purpose of Merger

To meet the fixed-wireless convergence trend proactively, while achieving management efficiency and operational synergies to enhance competitiveness as a global company. KT Corporation (hereunder “KT”) and KT Freetel Co., Ltd. (hereunder “KTF”) believe the merger will :

-	maximize resource efficiency for their telecommunication operations;

-	enable them to develop customer oriented convergent services;

-	enable them to provide competitive bundled services;

-	enable them to efficiently allocate resources and reduce costs in their telecommunication operations; and

-	strengthen their overall competitiveness in the Korean telecommunications industry.

•	Companies entering Merger Agreement

Entity to Survive after Merger	Name	KT Corporation
	Address	206 Jungja-dong Bundang-gu, Seongnam City, Gyeonggi Province
	President	Suk Chae Lee

Entity to Cease Existence after Merger	Name	KT Freetel Co., Ltd.
	Address	7-18 Shinchun-dong, Songpa-gu, Seoul
	President	Haing Min Kwon

•	Proposed Merger

KTF will be merged with and into KT, with KT being the surviving entity.

•	Merger Ratio and Basis of Calculation

(1) Merger Ratio

The exchange ratio for the shares of KT and KTF, respectively, shall be 1: 0.7192335.

(2) Basis of Calculation of Merger Ratio

As both KT and KTF are public listed companies, the Merger Share Price is set pursuant to Article 84-7, Paragraph 1 of the former Enforcement Decree of the Securities and Exchange Act and Article 36-12, Paragraph 1 of its Enforcement Regulation, to derive the exchange ratio for the shares of KT and KTF.

•	Merger Procedure

(1) Issuance of KT Shares to KTF Shareholders

In the merger, KTF common shareholders as of the Merger Date (expected to be May 18, 2009) will receive 0.7192335 shares of KT common share (par value KRW 5,000) for every one share of KTF common share they own. KT shares exchanged for KTF shares will be either KT Treasury Shares or KT New Shares.

The number of the New Shares to be issued and the Treasury Shares to be delivered and the amount of paid-in capital may be adjusted in the event (i) the adjustment is necessary to comply with the limitation on foreign shareholding of KT shares under Article 6, Paragraph (1) of the Telecommunication Business Act of Korea, (ii) KTF acquires its own shares as a result of the exercise of appraisal rights by its shareholders who oppose the Merger, or (iii) the payment is made with respect to any fractional shares arising as a result of the issuance of new shares to KTF shareholders; provided, that any such adjustment shall not affect the Merger Ratio.

(2) Obligations to KTF Shareholders

KT, by merging and acquiring KTF, bears no obligations to deliver to KTF Shareholders other than KT Treasury Shares or KT New Shares as calculated using the Merger Ratio.

•	Merger Timeline

BOD Resolution and Execution of Merger Agreement	January 20, 2009
Record Date	February 5, 2009
Merger EGM	March 27, 2009
Merger Date	May 18, 2009

  The above mentioned timeline is subject to change due to regulatory matters, negotiations with related parties and other matters.

•	Other Matters to be Considered

(1) Conditions Precedent

The obligations of each KT and KTF to complete the Merger under the Merger Agreement (the “Agreement”) is subject to the satisfaction prior to or on the Merger Date of the conditions set forth below; provided, that KT and KTF may waive or provide exemption from any of the conditions specified below, in whole or in part, in writing:

1.	Authorizations. The authorization and approval for the Merger by the board of directors and at the general shareholders meeting of KT and KTF, and any and all necessary governmental approvals set forth in Article 10.2.4 of the Merger Agreement shall have been obtained, and all requirements under the applicable laws and regulations of Korea should have been satisfied, as required for the execution of this Agreement and the consummation of the transactions contemplated by this Agreement.

2.	Representations and Warranties. The representations and warranties of KT and KTF made in Article 10 of the Merger Agreement shall be true and correct in all material respects as of the date hereof and as of the Merger Date.

3.	Covenants. All covenants and other obligations required to be performed by KT and KTF as set forth in Article 11 of the Merger Agreement hereof shall have been performed in all material respects.

4.	No Material Adverse Change. From the date of this Agreement until the Merger Date, any material adverse change shall not have occurred in the assets or business conditions of either KT or KTF.

(2) Termination

The Merger Agreement may be terminated at any time prior to the Merger Date if any of the following events occur; provided, that any party liable for the occurrence of any event of termination may not terminate this Agreement:

1.	if KT and KTF mutually agree in writing to terminate this Agreement;

2.	if the proceeding for bankruptcy, dissolution, liquidation, insolvency or rehabilitation commences or an application thereof has been made to commence any such proceeding with respect to either KT or KTF;

3.	(i) if shareholders’ approval for the Merger is not obtained at either KT or KTF within three (3) months from the closure of shareholders registry to determine the shareholders entitled to exercise voting rights at the general shareholders’ meeting convened for the purpose of approving the Merger, (ii) any governmental approval necessary for the Merger as set forth in Article 10.2.4 of the Merger Agreement is definitively rejected by the relevant governmental authority even prior to the expiry of the three (3) month period prescribed in (i) above, or (iii) it becomes evident that it will be infeasible or illegal to consummate the Merger under this Agreement due to a change in the laws or governmental restrictions but KT and KTF do not otherwise agree on alternative terms within thirty (30) days from the occurrence of such event;

4.	if a material adverse effect results from a breach by either KT or KTF of any of its respective representations and warranties, covenants or arrangements under this Agreement, and such breach fails to be cured within thirty (30) days from the receipt of a written notice requiring to cure such breach delivered by the non-breaching party;

5.	if either the aggregate purchase price to be paid by KT to its shareholders who exercise appraisal rights exceeds 1 trillion Won , or the aggregate purchase price to be paid by KTF to its shareholders who exercise appraisal rights exceeds 700 billion Won;

6.	if from the date of this Agreement until the Merger Date, there is a material adverse change in the financial condition, results of operation, the business condition or prospects, of either KT or KTF; or

7.	when the governmental approvals necessary for the Merger set forth in Article 10.2.4 of the Merger Agreement have been obtained, but such approvals include conditions which (i) if complied with, are reasonably expected to result in a material adverse change in the financial condition, results of operation, the business condition or prospects of KT, or (ii) are impossible or extremely difficult to comply with within the time period set forth in such approvals.

(3) Dividend

KT may distribute dividends for the fiscal year 2008. The amount of dividends, which shall not exceed 400 billion Korean Won, shall be determined at the Annual General Meeting of Shareholders for the fiscal year 2008.

(4) Merger Agreement

Full details of the Merger Agreement can be found in the Registration Statement on Form F-4 filed with the SEC on January 21, 2009.

Agenda No. 2

Amendment of Articles of Incorporation

Pursuant to Article 433 of the Commercial Code (Method of Amendment of Articles of Incorporation), approval of the following amendment of the Articles of Incorporation is requested.

The proposed amendment and the reasons for the amendment are as follows:

•	Business Purpose

KT proposes to amend Article 2 (Purpose) of the Articles of Incorporation to include services currently provided by KTF, including frequency-based telecommunication services, as well as “New and Renewable Energy and Energy Generation Business,” to pursue new growth opportunities in the alternative energy industry.

In accordance to the Kyoto Protocol the Korean government plans to introduce Greenhouse gas emission reduction policies and by 2010 start levying carbon tax. Thus increasing the need for companies to implement ways to efficiently manage energy or create non-polluting green energy. Each year, KT’s Internet Data Service business and telecommunication facilities consume more than 150 billion Won in energy which makes KT a considerable energy consuming and carbon emitting entity. KT’s plan is to strategically expand into the alternative energy generation business, such as the geothermal or solar energy, by utilizing the accumulated knowledge and resources in the power management field, as well as the idle space resulting from KT’s Broadband Convergence Network(BcN) plan. By doing so, KT pursues to enhance its image as an environmentally friendly company, as well as, reduce energy costs and achieve growth synergy.

•	Classification of Executive Officers

KT proposes to amend Article 35 (Executive Officers) of the Articles of Incorporation as the current definition of executive officers, “Senior Executive Vice President, Executive Vice President, Senior Vice President, and Vice President” restricts changes to adapt to with the changing business environment. KT proposes to allow the Board of Directors to determine the classification of executive directors, providing flexibility to the President and other Directors to nominate experts from a wider pool of resources with experience and competence.

•	Resolution and Delegation

KT proposes to amend Article 38 (Resolution and Delegation) of the Articles of Incorporation to ease the requirement for Board approval for sale of equity in KT’s subsidiaries that accompanies transfer of management. Due to the expanded scope and complexity of KT’s business, regulatory requirements and legal requirements to establish special purpose companies during bids for contracts, KT has an increasing need to sell equity of small subsidiaries. KT proposes to supplement the amendment by concurrently amending the regulations of the board of directors to include a board resolution requirement for sale of equity in small subsidiaries. Currently,

KT has an asymmetric decision-making structure as it’s articles of incorporation requires approval by two-thirds of the directors in office on the sale of equity decisions, whereas in the case of investment decisions it only requires the majority of the votes. Such asymmetric decision making structure has no precedent in the Korean market. The standard Articles of Incorporation established by the Korean Listed Companies Association stipulates majority of affirmative votes of the directors for general resolutions. In addition Korean disclosure regulations require that only equity sales that are 2.5% in excess of total shareholder’s equity (222 billion Won as of December 2008) be disclosed. KT intends to ease resolution requirements only for equity sales smaller than 10 billion Won.

•	Amendment of the Korean translation of the term “President” from “sajang” to “hwejang”

KT proposes to amend all the Articles containing the term “sajang” (translates as “President”) by replacing the term with “hwejang” in order to clarify the difference in scope of management role and responsibility of the President (hwejang) of KT, with the President (sajang) of KT subsidiaries. The term “hwejang” better describes the position as President of KT’s Group and it is a widely used terminology by business groups in Korea.

•	Amendment of references to “Securities and Exchange Act” into references to “Financial Investment Services and Capital Markets Act” and “Commercial Code”

The Securities and Exchange Act (“SEA”) was repealed as of February 4, 2009 and the matters previously regulated by the SEA are now regulated by the Financial Investment Services and Capital Markets Act which became effective as of the same date, and the

Commercial Code. KT proposes to amend all the Articles referring to the former “Securities and Exchange Act” by replacing such term with either the “Financial Investment Services and Capital Markets Act” or the “Commercial Code” as appropriate to reflect this change in legislation.

  Comparison between the Articles of Incorporation before and after amendments:

Before Amendment	After Amendment

Article 2. (Purpose)

The objective of KT is to engage in the following business activities:

1. Information and communications business;

<…omitted…>

14. Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

Article 2. (Purpose)

The objective of KT is to engage in the following business activities:

1. Information and communications business;

<…omitted…>

14. Frequency-based telecommunications services and other telecommunications services

15. Value-added telecommunications business

16. Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17. Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18. Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19. Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20. Tourism

21. Insurance agency business

22. New and renewable energy and energy generation business

23. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Before Amendment	After Amendment
Article 9 (Preemptive Rights)	Article 9 (Preemptive Rights)

<…omitted…>	<…omitted…>

(2) Notwithstanding Paragraph (1) above, new shares may be issued to persons other than the shareholders of KT, in the following cases:	(2) Notwithstanding Paragraph (1) above, new shares may be issued to persons other than the shareholders of KT, in the following cases:

1. When the new shares are issued by public offering or subscribed by underwriters pursuant to Article 2 and Article 8 of the Securities and Exchange Act (“SEA”);	1. When the new shares are issued by public offering or subscribed by underwriters pursuant to Article 4 and Article 119 of the Financial Investment Services and Capital Markets Act (“FSCMA”);

2. When the members of the Employee Stock Ownership Association of KT have preemptive rights to subscribe for such new shares pursuant to Article 191-7 of the SEA;	2. When the members of the Employee Stock Ownership Association of KT have preemptive rights to subscribe for such new shares pursuant to Article 165-7 of the FSCMA;

3. When the new shares are represented by depositary receipt pursuant to Article 192 of the SEA;	3. When the new shares are represented by depositary receipt pursuant to Article 165-16 of the FSCMA

<…omitted…>	<…omitted…>

6. When the new shares are issued by a resolution of the Board of Directors through a general public offering pursuant to Article 189-3 of the SEA. However, in such case, the total number of the shares to be issued shall not exceed ten percent (10%) of the total number of KT issued and outstanding; or	6. When the new shares are issued by a resolution of the Board of Directors through a general public offering pursuant to Article 165-6 of the FSCMA. However, in such case, the total number of the shares to be issued shall not exceed ten percent (10%) of the total number of KT issued and outstanding; or

<…omitted below…>	<…omitted below…>

Article 10 (Stock Options)	Article 10 (Stock Options)

(1) KT may grant stock options to its officers and employees who have contributed, or are capable of contributing, to the establishment, management or technical innovation of KT, except for officers or employees in any of the following cases, by a	(1) KT may grant stock options to its officers and employees who have contributed, or are capable of contributing, to the establishment, management or technical innovation of KT,

Before Amendment	After Amendment

Special Resolution of the General Meeting of Shareholders pursuant to Article 189-4 of the SEA, to the extent not exceeding fifteen percent (15%) of the total number of issued shares, provided that KT may grant stock options by a resolution of the Board of Directors adopted by affirmative votes of two-thirds ( 2/3) of the directors in offices, to the extent not exceeding one percent (1%) of the total number of issued shares. In such case, the provision of the latter part of the Proviso of Paragraph 1 of Article 38 shall apply mutatis mutandis:

1. The largest shareholder of KT and the Related Person thereto (refers to the Related Person as prescribed in Paragraph 2, Article 10-3 of the Enforcement Decree of the SEA. The same shall apply in this Article);

2. Major Shareholders (refers to the Major Shareholders as prescribed in Paragraph (1) of Article 188 of the SEA. The same shall apply hereinafter) and the Related Person thereto; or

<…omitted…>

(5) The exercise price per share of the stock options shall not be less than the price as set forth in the SEA.

<…omitted below…>

except for officers or employees in any of the following cases, by a Special Resolution of the General Meeting of Shareholders pursuant to Article 340-2 and Article 542-3 of the Commercial Code of Korea, to the extent not exceeding fifteen percent (15%) of the total number of issued shares, provided that KT may grant stock options by a resolution of the Board of Directors adopted by affirmative votes of two-thirds ( 2/3) of the directors in offices, to the extent not exceeding one percent (1%) of the total number of issued shares. In such case, the provision of the latter part of the Proviso of Paragraph 1 of Article 38 shall apply mutatis mutandis:

1. The largest shareholder of KT and the Related Person thereto (refers to the Related Person as prescribed in Paragraph 2-5, Article 542-8 of the Commercial Code of Korea. The same shall apply in this Article);

2. Major Shareholders (refers to the Major Shareholders as prescribed in Paragraph (2-6) of Article 542-8 of the Commercial Code of Korea. The same shall apply hereinafter) and the Related Person thereto; or

<…omitted…>

(5) The exercise price per share of the stock options shall not be less than the price as set forth in the Commercial Code of Korea.

<…omitted below…>

Before Amendment	After Amendment

Article 15. (Issuance of Convertible Bonds)

<…omitted…>

(4) The period during which conversion rights may be exercised shall commence on the date set forth in the SEA after the date of issuance of the relevant convertible bonds and end on the date immediately preceding the redemption date thereof. However, the Board of Directors may adjust the conversion period in accordance with relevant laws within the above period by its resolution.

<…omitted below…>

Article 15. (Issuance of Convertible Bonds)

<…omitted…>

(4) The period during which conversion rights may be exercised shall commence on the date set forth in the FSCMA after the date of issuance of the relevant convertible bonds and end on the date immediately preceding the redemption date thereof. However, the Board of Directors may adjust the conversion period in accordance with relevant laws within the above period by its resolution.

<…omitted below…>

Article 16 (Issuance of Bonds with Warrants)

<…omitted…>

(4) The period during which warrants may be exercised shall commence on the date set forth in the SEA after the date of issuance of the relevant bonds with warrants and end on the date immediately preceding the redemption date thereof. Provided that, the Board of Directors may adjust the conversion period in accordance with the relevant laws within the above period by its resolution.

<…omitted below…>

Article 16 (Issuance of Bonds with Warrants)

<…omitted…>

(4) The period during which warrants may be exercised shall commence on the date set forth in the FSCMA after the date of issuance of the relevant bonds with warrants and end on the date immediately preceding the redemption date thereof. Provided that, the Board of Directors may adjust the conversion period in accordance with the relevant laws within the above period by its resolution.

<…omitted below…>

Article 18 (Convening of General Meeting)

(1) Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year, and Extraordinary General Meeting of Shareholders may be convened at any time, by the President (sajang) pursuant to a resolution of the Board of Directors except as otherwise provided by the

Article 18 (Convening of General Meeting)

(1) Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year, and Extraordinary General Meeting of Shareholders may be convened at any time, by the President (hwejang) pursuant to a resolution of the Board of Directors except as otherwise

Before Amendment	After Amendment

relevant laws and regulations. Provided, however, that Article (29), Paragraph (2) shall apply mutatis mutandis in the event the President (sajang) fails to perform his duties.

<…omitted below…>

Article 19. (Chairman)

The President (sajang) shall preside at the General Meeting of Shareholders; provided, however, that Paragraph (2) of Article 29 shall apply mutatis mutandis in the event that the President (sajang) fails to perform his duties.

provided by the relevant laws and regulations. Provided, however, that Article (29), Paragraph (2) shall apply mutatis mutandis in the event the President (hwejang) fails to perform his duties.

<…omitted below…>

Article 19. (Chairman)

The President (hwejang) shall preside at the General Meeting of Shareholders; provided, however, that Paragraph (2) of Article 29 shall apply mutatis mutandis in the event that the President (hwejang) fails to perform his duties.

Article 24. (Number of Directors)

KT shall have not more than eleven (11) directors. The number of standing directors including the President (sajang) shall not exceed three (3), and the number of outside directors shall not exceed eight (8).

Article 24. (Number of Directors)

KT shall have not more than eleven (11) directors. The number of standing directors including the President (hwejang) shall not exceed three (3), and the number of outside directors shall not exceed eight (8).

Article 25. (Election of Representative Director and Directors)

(1)The President (sajang) shall be elected by a resolution of the General Meeting of Shareholders among those who are recommended by the President (sajang) Recommendation Committee pursuant to Article (32) of these Articles of Incorporation, and the standing director recommended by the President (sajang) may be elected the Representative Director by a resolution of the Board of Directors.

(2) The dismissal of the President (sajang) requires a resolution by the General Meeting of Shareholders adopted by the affirmative

Article 25. (Election of Representative Director and Directors)

(1)The President (hwejang) shall be elected by a resolution of the General Meeting of Shareholders among those who are recommended by the President (hwejang) Recommendation Committee pursuant to Article (32) of these Articles of Incorporation, and the standing director recommended by the President (hwejang) may be elected the Representative Director by a resolution of the Board of Directors.

(2) The dismissal of the President (hwejang) requires a resolution by the General Meeting of Shareholders adopted by

Before Amendment	After Amendment

vote of two-thirds ( 2/3) of the voting rights of the shareholders in attendance at the Meeting; provided, however, that such votes shall represent at least one-third ( 1/3) of the total number of issued shares of KT. Dismissal of the Representative Director other than the President (sajang) shall be in accordance with the resolution under Article 38 of these Articles of Incorporation.

(3) Standing directors other than the President (sajang) shall be elected at the General Meeting of Shareholders among the executive officers under the provision of Article 35 of these Articles of Incorporation who are recommended by the President (sajang) with the consent of the Board of Directors. The President (sajang) may propose to the General Meeting of Shareholders with the consent of the Board of Directors the dismissal of any standing director even during his/her term of office, when any of the following event occurs. In this case, the standing directors other than the President (sajang) shall not participate in the resolution of the Board of Directors:

1. Inability to perform his/her duties for a period not less than one (1) year due to his/her physical and/or mental disorders; or

2. Remarkably poor results of his/her business management due to deficient management abilities.

(4) Notwithstanding Paragraph 3 above, if the President (sajang) Recommendation Committee has recommended a candidate for the President (sajang), the candidate for the President (sajang) shall recommend candidates for the standing directors with the the affirmative vote of two-thirds ( 2/3) of the voting rights of the shareholders in attendance at the Meeting; provided, however, that such votes shall represent at least one-third ( 1/3) of the total number of issued shares of KT. Dismissal of the Representative Director other than the President (hwejang) shall be in accordance with the resolution under Article 38 of these Articles of Incorporation.

(3) Standing directors other than the President (hwejang) shall be elected at the General Meeting of Shareholders among the executive officers under the provision of Article 35 of these Articles of Incorporation who are recommended by the President (hwejang) with the consent of the Board of Directors. The President (hwejang) may propose to the General Meeting of Shareholders with the consent of the Board of Directors the dismissal of any standing director even during his/her term of office, when any of the following event occurs. In this case, the standing directors other than the President (hwejang) shall not participate in the resolution of the Board of Directors:

1. Inability to perform his/her duties for a period not less than one (1) year due to his/her physical and/or mental disorders; or

2. Remarkably poor results of his/her business management due to deficient management abilities.

(4) Notwithstanding Paragraph 3 above, if the President (hwejang) Recommendation Committee has recommended a candidate for the President (hwejang), the candidate for the President (hwejang) shall recommend candidates for the

Before Amendment	After Amendment

consent of the Board of Directors. Provided, however, that the candidate for the President (sajang) is not elected as the President (sajang) at the General Meeting of Shareholders, his recommendation of the candidacy for the standing directorship shall become null and void.

<…omitted…>

4. Any person who falls under the disqualification criteria under the Commercial Code of Korea, the SEA of Korea and other relevant laws and regulations standing directors with the consent of the Board of Directors. Provided, however, that the candidate for the President (hwejang) is not elected as the President (hwejang) at the General Meeting of Shareholders, his recommendation of the candidacy for the standing directorship shall become null and void.

<…omitted…>

4. Any person who falls under the disqualification criteria under the Commercial Code of Korea <deleted> and other relevant laws and regulations

Article 29. (Duties of President (sajang) and Directors)

(1) The Representative Directors shall respectively represent KT, the Representative Director/President (sajang) shall execute businesses resolved by the Board of Directors and supervise all businesses of KT. Duties of the Representative Director elected through recommendation of the President (sajang) shall be determined by the Board of Directors.

(2) Standing directors shall assist the President (sajang) and shall perform their duties. In the event the President (sajang) fails to perform his duties, a standing director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both the President (sajang) and standing directors fail to perform their duties, a director shall perform his/her duties in accordance with the order as provided in the Office Regulation.

Article 29. (Duties of President (hwejang) and Directors)

(1) The Representative Directors shall respectively represent KT, the Representative Director/President (hwejang) shall execute businesses resolved by the Board of Directors and supervise all businesses of KT. Duties of the Representative Director elected through recommendation of the President (hwejang) shall be determined by the Board of Directors.

(2) Standing directors shall assist the President (hwejang) and shall perform their duties. In the event the President (hwejang) fails to perform his duties, a standing director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both the President (hwejang) and standing directors fail to perform

Before Amendment	After Amendment

Article 31. (Remuneration and Severance Allowance for Directors)

<...omitted... >

(2) The criteria for remuneration for the President (sajang) and the standing directors, and the method of payment thereof shall be determined by a resolution of the Board of Directors, which shall be reported to the General Meeting of Shareholders.

(3) The President (sajang) and the standing directors shall not participate in the resolution of the Board of Directors as set forth in Paragraph (2) above.

<...omitted below...>

Article 32. (President (sajang) Recommendation Committee)

(1) KT may organize a President (sajang) Recommendation Committee in order to recommend a presidential (sajang) candidate. The President (sajang) Recommendation Committee shall consist of the following members: However, any person who was elected as a member of President (sajang) Recommendation Committee shall not be a Candidate for President (sajang).

1. All of the outside directors;

2. One (1) person who is designated by the Board of Directors from among ex-Presidents (sajang) of KT; and

their duties, a director shall perform his/her duties in accordance with the order as provided in the Office Regulation.

Article 31. (Remuneration and Severance Allowance for Directors)

<...omitted...>

(2) The criteria for remuneration for the President (hwejang) and the standing directors, and the method of payment thereof shall be determined by a resolution of the Board of Directors, which shall be reported to the General Meeting of Shareholders.

(3) The President (hwejang) and the standing directors shall not participate in the resolution of the Board of Directors as set forth in Paragraph (2) above.

<...omitted below...>

Article 32. (President (hwejang) Recommendation Committee)

(1) KT may organize a President (hwejang) Recommendation Committee in order to recommend a presidential (hwejang) candidate. The President (hwejang) Recommendation Committee shall consist of the following members: However, any person who was elected as a member of President (hwejang) Recommendation Committee shall not be a Candidate for President (hwejang).

1. All of the outside directors;

2. One (1) person who is designated by the Board of Directors from among ex-Presidents (hwejang) of KT; and

Before Amendment	After Amendment

3. One (1) non-government person who is designated as a member of the President Recommendation Committee by the Board of Directors with the President and the standing directors excluded (in any event excluding former (within 2 years) and present officers and employees of any telecommunications business operator who is in competition with KT and any of their related persons as defined in MRFTA, and officers and employees of KT, and the public officials).

(2) The President (sajang)

Recommendation Committee shall be organized by not later than two (2) months prior to the date of expiration of the term of office of the President (sajang) (or within two (2) weeks from the date of retirement of the President (sajang) when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the President (sajang) so elected and the chairman of the President (sajang) Recommendation Committee.

(3) The chairman of the President (sajang)

Recommendation Committee shall be elected by the Board of Directors from among its members who hold the position of outside directors of KT. In this case, the President (sajang) and the standing directors shall not participate in the resolution of the Board of Directors.

(4) A resolution of the President (sajang)

Recommendation Committee shall be adopted by the affirmative votes of a majority of the members in office other than the chairman thereof. In this case, the chairman shall not have any voting rights.

3. One (1) non-government person who is designated as a member of the President Recommendation Committee by the Board of Directors with the President and the standing directors excluded (in any event excluding former (within 2 years) and present officers and employees of any telecommunications business operator who is in competition with KT and any of their related persons as defined in MRFTA, and officers and employees of KT, and the public officials).

(2) The President (hwejang)

Recommendation Committee shall be organized by not later than two (2) months prior to the date of expiration of the term of office of the President (hwejang) (or within two (2) weeks from the date of retirement of the President (hwejang) when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the President (hwejang) so elected and the chairman of the President (hwejang) Recommendation Committee.

(3) The chairman of the President (hwejang)

Recommendation Committee shall be elected by the Board of Directors from among its members who hold the position of outside directors of KT. In this case, the President (hwejang) and the standing directors shall not participate in the resolution of the Board of Directors.

(4) A resolution of the President (hwejang)

Recommendation Committee shall be adopted by the affirmative votes of a majority of the members in office other than the chairman thereof. In this case, the chairman shall not have any voting rights.

Before Amendment	After Amendment

(5) The President (sajang)

Recommendation Committee shall examine all the presidential (sajang) candidates in compliance with the criteria for the examination of a candidate for the President (sajang) prescribed by the Board of Directors, in consideration of the following requirements:

<...omitted below...>

Article 33. (Election of President (sajang))

(1) President (sajang) shall be elected from among CEO-qualified candidates who have a knowledge of management and economics or who have much managerial work experience.

(2) The President (sajang)

Recommendation Committee may conduct a search for such candidates or hire a third party agency to perform searches.

(3) The President (sajang)

Recommendation Committee shall examine the candidates for the President (sajang) who are searched pursuant to the provision of Paragraph 2 above, in accordance with the candidates evaluation criteria determined by the Board of Directors.

(4) The President (sajang)

Recommendation Committee shall, in selecting the candidates for the President (sajang), consult with such candidates regarding the terms of employment contract including the management goal established by the Board of Directors. In such case, if deemed necessary, the President (sajang) Recommendation Committee may change the terms of employment contract.

(5) The President (hwejang)

Recommendation Committee shall examine all the presidential (hwejang) candidates in compliance with the criteria for the examination of a candidate for the President (hwejang) prescribed by the Board of Directors, in consideration of the following requirements:

<...omitted below...>

Article 33. (Election of President (hwejang))

(1) President (hwejang) shall be elected from among CEO-qualified candidates who have a knowledge of management and economics or who have much managerial work experience.

(2) The President (hwejang)

Recommendation Committee may conduct a search for such candidates or hire a third party agency to perform searches.

(3) The President (hwejang)

Recommendation Committee shall examine the candidates for the President (hwejang) who are searched pursuant to the provision of Paragraph 2 above, in accordance with the candidates evaluation criteria determined by the Board of Directors.

(4) The President (hwejang)

Recommendation Committee shall, in selecting the candidates for the President (hwejang), consult with such candidates regarding the terms of employment contract including the management goal established by the Board of Directors. In such case, if deemed necessary, the President (hwejang) Recommendation Committee may change the terms of employment contract.

Before Amendment	After Amendment

(5) The President (sajang)

Recommendation Committee shall recommend a candidate for the President (sajang) to the General Shareholders’ Meeting, based on the evaluation under Paragraph 3 and the consultation under Paragraph 4 above, concurrently submitting a draft employment contract.

(6) The President (sajang) and standing directors shall not attend the Board of Directors’ Meeting for the resolution of the agenda prescribed in Paragraphs 2 through 4.

(5) The President (hwejang) Recommendation Committee shall recommend a candidate for the President (hwejang) to the General Shareholders’ Meeting, based on the evaluation under Paragraph 3 and the consultation under Paragraph 4 above, concurrently submitting a draft employment contract.

(6) The President (hwejang) and standing directors shall not attend the Board of Directors’ Meeting for the resolution of the agenda prescribed in Paragraphs 2 through 4.

Article 34. (Execution of Employment Contract with the Candidate for President (sajang))

(1) When the draft employment contract submitted pursuant to Paragraph 5 of Article 33 above is approved at the General Shareholders’ Meeting, KT shall enter into such management contract with the candidate for President (sajang). In such case, the Chairman of the President (sajang) Recommendation Committee shall, in the capacity of the representative of KT, sign the management contract.

(2) The Board of Directors may conduct a performance review to determine if the new President (sajang) has performed his/her duties under the management contract as provided in Paragraph 1 or hire a professional evaluation agency for such purpose.

Article 34. (Execution of Employment Contract with the Candidate for President (hwejang))

(1) When the draft employment contract submitted pursuant to Paragraph 5 of Article 33 above is approved at the General Shareholders’ Meeting, KT shall enter into such management contract with the candidate for President (hwejang). In such case, the Chairman of the President (hwejang) Recommendation Committee shall, in the capacity of the representative of KT, sign the management contract.

(2) The Board of Directors may conduct a performance review to determine if the new President (hwejang) has performed his/her duties under the management contract as provided in Paragraph 1 or hire a professional evaluation agency for such purpose.

Before Amendment	After Amendment

(3) When the Board of Directors determines, based on the result of performance review under the provision of Paragraph 2 above, that the new President (sajang) has failed to achieve the management goal, it may propose to dismiss the President (sajang) at the General Shareholders’ Meeting.

<...omitted...>

(5) The performance review of the President (sajang) prescribed in Paragraph 2 above, shall be conducted by the Board of Directors at the closing of each fiscal year or may be delegated by the Board of Directors to a professional evaluation agency; provided, however, that if the Board of Directors deems necessary, it may conduct the performance review during any fiscal year.

<...omitted below...>

(7) The President (sajang) and the standing directors may not attend the Board of Directors’ Meeting for the resolution of the agenda prescribed in Paragraphs 2 through 4.

(3) When the Board of Directors determines, based on the result of performance review under the provision of Paragraph 2 above, that the new President (hwejang) has failed to achieve the management goal, it may propose to dismiss the President (hwejang) at the General Shareholders’ Meeting.

<...omitted...>

(5) The performance review of the President (hwejang) prescribed in Paragraph 2 above, shall be conducted by the Board of Directors at the closing of each fiscal year or may be delegated by the Board of Directors to a professional evaluation agency; provided, however, that if the Board of Directors deems necessary, it may conduct the performance review during any fiscal year.

<...omitted below...>

(7) The President (hwejang) and the standing directors may not attend the Board of Directors’ Meeting for the resolution of the agenda prescribed in Paragraphs 2 through 4.

Article 35. (Executive Officers)

<…omitted…>

(2) The executive officers shall be referred to as the Senior Executive Vice President, Executive Vice President, Senior Vice President and Vice President.

< omitted >

(4) Executive officers who do not hold the position of standing directors of KT shall be elected by the President (sajang) of KT, whose term of office shall not exceed three (3) years.

Article 35. (Executive Officers)

<...omitted...>

(2) The executive officers shall consist of positions determined by the Board of Directors.

<...omitted...>

(4) Executive officers who do not hold the position of standing directors of KT shall be elected by the President (hwejang) of KT, whose term of office shall not exceed three (3) years.

Before Amendment	After Amendment

(5) All matters concerning the respective duties of executive officers shall be determined by the President (sajang).

Article 36. (Advisor, etc.)

The President (sajang) may employ an Advisor or appoint an Advisory Council in order to receive advice and suggestions regarding important matters concerning the operation of KT’s businesses.

(5) All matters concerning the respective duties of executive officers shall be determined by the President (hwejang)

Article 36. (Advisor, etc.)

The President (hwejang) may employ an Advisor or appoint an Advisory Council in order to receive advice and suggestions regarding important matters concerning the operation of KT’s businesses.

Article 38. (Resolution and Delegation)

(1) A resolution at a meeting of Board of Directors shall be adopted by the presence of a majority of all directors in offices and by the affirmative votes of a majority of the directors present. However, the resolution on the sale of equity in any subsidiary of KT accompanying transfer of management shall be adopted by affirmative votes of two-thirds ( 2/3) of the directors in offices, and the resolution on the dismissal of the President shall be adopted by the affirmative votes of two-thirds ( 2/3) of the outside directors in offices.

Article 38. (Resolution and Delegation)

(1) A resolution at a meeting of Board of Directors shall be adopted by the presence of a majority of all directors in offices and by the affirmative votes of a majority of the directors present. However, the resolution on the sale of equity in any subsidiary of KT accompanying transfer of management rights, which is for more than 10 billion (10,000,000,000) Korean Won of the subsidiary’s equity, shall be adopted by affirmative votes of two-thirds ( 2/3) of the directors in office, and the resolution on the dismissal of the President shall be adopted by the affirmative votes of two-thirds ( 2/ 3) of the outside directors in offices.

(2) The Board of Directors may delegate part of its authorities to the President (sajang).

Article 46. (Preparation, Submission and Maintenance of the Financial Statements)

(1) The President (sajang) of KT shall prepare the following documents and supplementary documents thereto and the business report for each fiscal year, and submit such documents, after approved by the Board of Directors, to the Audit Committee, six (6) weeks prior to the date of the Ordinary General Meeting of Shareholders:

1. A balance sheet;

2. A statement of profit and loss; and

3. A statement of appropriation of retained earnings or a statement of disposition of deficit.

(2) The Board of Directors may delegate part of its authorities to the President (hwejang).

Article 46. (Preparation, Submission and Maintenance of the Financial Statements)

(1) The President (hwejang) of KT shall prepare the following documents and supplementary documents thereto and the business report for each fiscal year, and submit such documents, after approved by the Board of Directors, to the Audit Committee, six (6) weeks prior to the date of the Ordinary General Meeting of Shareholders:

1. A balance sheet;

2. A statement of profit and loss; and

3. A statement of appropriation of retained earnings or a statement of disposition of deficit.

Before Amendment	After Amendment

(2) The Audit Committee shall submit an auditor’s report of the documents listed in Paragraph 1 above to the President (sajang) at least one (1) week before the General Shareholders’ Meeting.

(3)The President (sajang) shall keep each document listed in Paragraph (1) together with the business report and the auditor’s report at the head office for a period of five (5) years, commencing from one week prior to the date of the Ordinary General Meeting of Shareholders. Certified copies of these documents shall be kept in each respective branch office for a period of three (3) years.

(4)The President (sajang) shall submit each document listed in Paragraph (1) to the Ordinary General Meeting of Shareholders and request approval therefor. With respect to the business report, he/she shall report the contents thereof to the Ordinary General Meeting of Shareholders.

(5) When the approval of the General Meeting of Shareholders is obtained for the documents listed in Paragraph (1), the President (sajang) shall, without delay, give a public notice of the balance sheet and the audit opinion thereon of an independent auditor.

(2) The Audit Committee shall submit an auditor’s report of the documents listed in Paragraph 1 above to the President (hwejang) at least one (1) week before the General Shareholders’ Meeting.

(3)The President (hwejang) shall keep each document listed in Paragraph (1) together with the business report and the auditor’s report at the head office for a period of five (5) years, commencing from one week prior to the date of the Ordinary General Meeting of Shareholders. Certified copies of these documents shall be kept in each respective branch office for a period of three (3) years.

(4)The President (hwejang) shall submit each document listed in Paragraph (1) to the Ordinary General Meeting of Shareholders and request approval therefor. With respect to the business report, he/she shall report the contents thereof to the Ordinary General Meeting of Shareholders.

(5) When the approval of the General Meeting of Shareholders is obtained for the documents listed in Paragraph (1), the President (hwejang) shall, without delay, give a public notice of the balance sheet and the audit opinion thereon of an independent auditor.

Before Amendment	After Amendment
Article 48 (Retirement of Shares) Pursuant to Article 189 of the SEA, KT may, by a resolution of the Board of Directors, retire the shares within the scope of profits attributable to the shareholders.

Article 48 (Retirement of Shares)

Pursuant to Article (165-3) of the FSCMA, KT may, by a resolution of the Board of Directors, retire the shares within the scope of profits attributable to the shareholders.

ADDENDUM (March 27, 2009)

Article 1. (Enforcement Date) These Articles of Incorporation shall become effective upon resolution of the General Meeting of Shareholders approving the amendment hereof.

Article 2. (Interim Measure) The person who is “President (sajang)” as of the amendment date of these Articles of Incorporation will become the “President (hwejang)”, and in applying Article 32(1)-2 “ex-Presidents (sajang)” prior to the amendment date will be interpreted as “ex-Presidents (hwejang)”.

Additional Information

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the Extraordinary General Meeting of Shareholders is February 5, 2009. As of the record date, the number of KT’s total shares issued was 273,535,700 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 202,032,042 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, all agendas shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.